UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Bogota, November 13, 2017

In October 2017

AVIANCA HOLDINGS AND ITS SUBSIDIARIES CARRIED MORE THAN 1.9 MILLION PASSENGERS

In October 2017, Avianca Holdings and its subsidiaries carried 1,908,793 passengers, a 25.0% decrease over the same period in 2016.

In October, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 1,908,793 passengers, a decrease of 25.0% compared to October 2016. Capacity, measured in ASKs (available seat kilometers), decreased 15.3%, while passenger traffic, measured in RPKs (revenue passenger kilometers), contracted 14.8%. The load factor for the month was 84.5%, an increase of 45 bps compared to the same period of 2016.

Domestic markets in Colombia, Peru and Ecuador

In October, the subsidiary airlines of Avianca Holdings transported within each of these markets a total of 981,264 travelers, down 35.3% compared to same period of 2016. Capacity (ASKs) decreased 37.1% and passenger traffic (RPKs) decreased 32.0% compared to October 2016. The load factor for the month was 88.2%, an increase of 663 bps compared to the same month of 2016.

International markets

In October, the affiliated airlines of Avianca Holdings transported 927,529 passengers on international routes, down 10.0% compared to same period of 2016. Capacity (ASKs) decreased 9.6%, while passenger traffic (RPKs) went down 10.5%. The load factor for the month was 83.8%, a decrease of 88 bps when compared to October 2016.

Operational Statistics	oct-17	oct-16	Δ YOY		YTD 2017	YTD 2016	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	1,909	2,546	-25.0%		24,753	24,360	1.6%
ASK (mm)[2]	3,361	3,968	-15.3%		40,552	39,019	3.9%
RPK (mm)[3]	2,840	3,335	-14.8%		33,640	31,429	7.0%
Load Factor[4]	84.5%	84.0%	0.4	pp	83.0%	80.5%	2.4	pp
Domestic Market
PAX (K)[1]	981	1,516	-35.3%		14,242	14,636	-2.7%
ASK (mm)[2]	519	825	-37.1%		7,720	8,275	-6.7%
RPK (mm)[3]	458	673	-32.0%		6,355	6,515	-2.5%
Load Factor[4]	88.2%	81.6%	6.6	pp	82.3%	78.7%	3.6	pp
International Market
PAX (K)[1]	928	1,031	-10.0%		10,511	9,725	8.1%
ASK (mm)[2]	2,842	3,143	-9.6%		32,832	30,745	6.8%
RPK (mm)[3]	2,382	2,661	-10.5%		27,285	24,914	9.5%
Load Factor[4]	83.8%	84.7%	-0.9	pp	83.1%	81.0%	2.1	pp

1PAX: Passengers carried

2ASKs: Available Seat Kilometers

3RPKs: Revenue Passenger Kilometers

4Load Factor:Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity. The original source-language text of this announcement is the official, authoritative version, Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

About Avianca Holdings S.A.

Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A.—Avianca, Tampa Cargo S.A., incorporated in Colombia, Aerolineas Galapagos S.A.—Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines S.A., incorporated in El Salvador, Lineas Aereas Costarricenses S.A.—LACSA, incorporated in Costa Rica, Transamérican Airlines S.A.—TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales S.A.—SANSA, incorporated in Costa Rica, Aerotaxis La Costeña S.A., incorporated in Nicaragua, and Isleña de Inversiones S.A. de C.V.—ISLEÑA, incorporated in Honduras.

Investor Relations Office

+571 587 77 00

ir@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2017

AVIANCA HOLDINGS S.A.

By:	/s/ Renato Covelo
Name: Renato Covelo
Title: Vice President Senior General Counsel